SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)
( x ) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003.

or
( ) Transition report pursuant to Section 15(d) of the Securities exchange Act of 1934 for the transition period from _________________ to _____________________.

Commission File No. 0-14714
A. Full title and address of the plan, if different from that of the issuer named below:

Astec Industries, Inc. 401(k) Retirement Plan 1725 Shepherd Road Chattanooga, Tennessee 37421 (423) 899-5898
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASTEC INDUSTRIES, INC. 1725 Shepherd Road Chattanooga, Tennessee 37421 (423) 899-5898

REQUIRED INFORMATION
The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

Financial Statements and Supplemental Schedule
Astec Industries, Inc. 401(k) Retirement Plan
As of December 31, 2003 and 2002 and year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
Financial Statements

Statements of Net Assets Available for Benefits for years ended December 31, 2003 and 2002
Statement of Changes in Net Assets Available for Benefits as of December 31, 2003
Notes to Financial Statements

Supplemental Schedules
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) Edgar filing only:
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Astec Industries, Inc. 401(k) Retirement Plan

As of December 31, 2003 and 2002 and year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

Astec Industries, Inc. 401(k) Retirement Plan
Financial Statements and Supplemental Schedule
December 31, 2003 and 2002 and year ended December 31, 2003
Contents
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4i3/4 Schedule of Assets (Held at End of Year)	8

Report of Independent Registered Public Accounting Firm

Plan Committee

Astec Industries, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Astec Industries, Inc. 401(k) Retirement Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chattanooga, Tennessee

June 11, 2004

Astec Industries, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
	December 31
	2003	2002
Assets
Investments, at fair value (Note 3)	$81,489,097	$ 66,415,329
Contribution receivables:
Participants	21,405	12,883
Employer	8,497	16,582
Total receivables	29,902	29,465
Net assets available for benefits	$81,518,999	$ 66,444,794

See accompanying notes.

Astec Industries, Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2003
Additions to net assets attributed to:
Investment income	$ 960,264
Net appreciation in fair value of investments	12,910,183

Contributions:
Participants	5,265,062
Employer	1,930,252
7,195,314
Total additions	21,065,761

Deductions from net assets attributed to:
Benefits paid to participants	5,975,149
Administrative expenses	16,407
Total deductions	5,991,556

Net increase	15,074,205
Net assets available for benefits
Beginning of year	66,444,794
End of year	$ 81,518,999

See accompanying notes.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2003

1. Description of Plan

The following description of the Astec Industries, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Astec Industries, Inc. and its subsidiaries (the Company) who have completed six months of continuous service and reached age eighteen. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is administered by a committee appointed by the Company.

Contributions

Participant contributions are withheld from each payroll in amounts equal to a percentage of the participant's compensation as elected by the participant. The maximum participant contribution for the plan year is the lesser of $12,000 ($14,000 if age 50 or above), as set by Federal law, or 40% of the participant's base salary. The Company matches 75% of the participant's contribution up to 4% of the employee's earnings except for employees of Kolberg-Pioneer, Inc. where the match is 50% of the participant's contribution up to 4% of the employee's earnings.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of the Company's contributions and Plan investment results. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their entire account balance.

Participants may change their investment options daily.

1. Description of Plan (continued)

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, reduced by certain items identified in the Plan, or 50% of their vested account balance, whichever is lower. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent. Interest rates for loans outstanding at December 31, 2003 range from 5.00% to 10.50%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the value of his or her account, or upon death, disability or retirement, elect to receive a life annuity of monthly, quarterly, semi-annual or annual installments over a period of time.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated or contributions are permanently discontinued, benefits will be distributed in accordance with the provisions of the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting.

Investments

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Shares of common stock are valued at quoted market prices. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

2. Summary of Significant Accounting Policies (continued)

The Plan purchased shares of Astec Industries, Inc. (the Plan sponsor) common stock on the open market during 2003 at a cost of $1,399,600. The Plan sold shares of the Astec Industries, Inc. common stock on the open market during 2003 for $1,352,445 resulting in a loss of $81,885. The fair value of Astec Industries, Inc. common stock held for investment at December 31, 2003 and 2002 was $3,613,264 and $2,764,799, respectively.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

All administrative and investment expenses are paid by the Plan.

Reclassifications

Certain amounts for 2002 have been reclassified to conform with the 2003 presentation.

3. Investments

During 2003, the Plan's investments appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Common stock	$ 801,310
Shares of registered investment companies	12,108,873
$ 12,910,183

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31
	2003	2002
American Century Growth Fund	$ 7,265,378	$ 5,817,486
American Century Ultra Fund	11,212,077	8,774,132
American Century Value Fund	9,601,372	7,663,347
American Century Strategic Alloc: Moderate Fund	4,839,319	3,426,592
American Century Prime Money Market	11,918,210	13,154,750
American Century Income & Growth Fund	15,247,347	11,639,130

4. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated January 17, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Supplemental Schedule

Astec Industries, Inc. 401(k) Retirement Plan

Employer I.D. No. 62-0873631 Plan No. 001

Schedule H Line 4(i)
Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value
Shares of Registered Investment Companies:
	American Century	Strategic Allocation Conservative Fund	$ 3,299,582
	American Century	Strategic Allocation Moderate Fund	4,839,319
	American Century	Strategic Allocation Aggressive Fund	3,151,067
	American Century	Income and Growth Fund	15,247,347
	American Century	Value Fund	9,601,372
	American Century	Growth Fund	7,265,378
	American Century	Ultra Fund	11,212,077
	American Century	Vista Fund	2,565,689
	American Century	International Growth Fund	3,005,329
	American Century	Prime Money Market Fund	11,918,210
	American Century	Small Cap Value Fund	1,680,528
	Schwab	Various Mutual Funds	612,316
	JPMorgan Chase	Scout Prime Fund	2,522
			74,400,736

Shares of Common Stock:
*	Astec Industries, Inc.	Common Stock	3,613,264
*	Participant Notes Receivable	5.00-10.50%	3,475,097
			$ 81,489,097

* Indicates party-in-interest

Note: Cost information has not been included because all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chattanooga, State of Tennessee, on June 25, 2004.

ASTEC INDUSTRIES, INC.
401(k) RETIREMENT PLAN

By: /s/ J. Don Brock
J. Don Brock, Chairman
Astec Industries, Inc.
401(k) Retirement Plan Committee